SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a)) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Zhone Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98950P108
(CUSIP Number)
David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co.
9 West 57th Street, Suite 4200
New York, New York 10019
(212) 750-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 19, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only) KKR-ZT L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

OO

Page 2 of 12 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

PN

Page 3 of 12 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only) KKR Associates 1996, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

PN

Page 4 of 12 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

OO

Page 5 of 12 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

IN

Page 6 of 12 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,791,875 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,791,875 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,875 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

IN

Page 7 of 12 pages.

     This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on November 24, 2003, as amended by Amendment No. 1 to Schedule 13D filed on October 13, 2009 (as amended, this “Schedule 13D”), filed with respect to the common stock (“Zhone Common Stock”) of Zhone Technologies, Inc, (“Zhone”).
     This Schedule 13D is being filed jointly by KKR–ZT, L.L.C., a Delaware limited liability company (“KKR–ZT”), KKR 1996 Fund L.P., a Delaware limited partnership (“KKR Fund”), KKR Associates 1996, L.P., a Delaware limited partnership (“KKR Associates”), KKR 1996 GP LLC, a Delaware limited liability company (“KKR GP”), Henry R. Kravis and George R. Roberts (collectively, the “Reporting Persons”).
     On March 11, 2010, Zhone effected a reverse stock split at an exchange ratio of one-for-five. All of the stock information in this Amendment No. 2 to Schedule 13D reflects this reverse stock split.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     Effective as of June 30, 2010, James H. Greene, Jr., an executive of Kohlberg Kravis Roberts & Co. (“KKR”), resigned from the Board of Directors of Zhone and its committees. Since that time, no other executive or employee of KKR or its affiliates has been a member of the Board of Directors of Zhone. Pursuant to a Letter dated June 30, 2010, KKR-ZT has waived its right to require Zhone to nominate persons designated by KKR-ZT to serve as directors of Zhone. None of the Reporting Persons have the right to designate a person to serve as a director of Zhone.
     The Reporting Persons acquired the shares of Zhone Common Stock for investment purposes. The Reporting Persons intend to review continuously their equity position in Zhone and, depending upon price, market liquidity, developments affecting Zhone, Zhone’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decrease the size of their investment in Zhone.
     Except as described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of Zhone and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.	Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     KKR—ZT holds of record an aggregate of 1,791,875 shares of Zhone Common Stock. These shares represent approximately 5.9% of the outstanding shares of Zhone Common Stock, based on an aggregate of 30,406,242 shares of Zhone Common Stock outstanding as of August 2, 2010, as reported in Zhone’s Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission on August 6, 2010. As the senior member of KKR—ZT, KKR Fund may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. As the sole general partner of KKR Fund, KKR Associates also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. As the sole general partner of KKR Associates, KKR GP also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. KKR GP, acting through each of KKR Associates, KKR Fund and KKR—ZT, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 1,791,875 shares of Zhone Common Stock reported hereby.
     Each of Messrs. Kravis and Roberts, as managers of KKR GP, may be deemed to share beneficial ownership of any shares of Zhone Common Stock that KKR GP may beneficially own or be deemed to beneficially own, but disclaims beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 above is the beneficial owner of the any shares of Zhone Common Stock reported hereby for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.
     Mr. James H. Greene, Jr. is an executive of KKR and/or one or more of its affiliates. Mr. Greene indirectly holds 18,068 shares of Zhone Common Stock through a family trust. Mr. Greene directly holds options to purchase 8,801 shares of Zhone Common Stock. The shares of Zhone Common Stock beneficially owned by Mr. Greene represent less than 1% of the outstanding shares of Zhone Common Stock. The Reporting Persons disclaim beneficial ownership of any such shares of Zhone Common Stock. Mr. Greene disclaims beneficial ownership of any shares of Zhone Common Stock that the Reporting Persons may beneficially own or be deemed to beneficially own.
     Except as described herein, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.
     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by KKR—ZT.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by inserting the following immediately after the third paragraph:
     Pursuant to a Letter dated June 30, 2010, KKR-ZT has waived its right to require Zhone to nominate persons designated by KKR-ZT to serve as directors of Zhone. The Letter, which is filed herewith as Exhibit 4, is incorporated herein by reference.

Item 7.	Exhibits

Exhibit 1	Joint Filing Agreement dated October 1, 2009 (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D filed October 13, 2009)

Exhibit 2	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 3	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 4	Letter dated June 30, 2010 between Zhone Technologies, Inc. and KKR-ZT L.L.C.

Page 8 of 12 pages.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010	KKR-ZT L.L.C.,
By: KKR 1996 Fund L.P.
Its: Senior Member

By: KKR Associates 1996, L.P.
Its: General Partner

By: KKR 1996 GP LLC
Its: General Partner

/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-fact for Henry R. Kravis, Member

Dated: October 19, 2010	KKR 1996 Fund L.P.
By: KKR Associates 1996, L.P.
Its: General Partner

By: KKR 1996 GP LLC
Its: General Partner

/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-fact for Henry R. Kravis, Member

Dated: October 19, 2010	KKR Associates 1996, L.P.
By: KKR 1996 GP LLC
Its: General Partner

/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-fact for Henry R. Kravis, Member

Page 9 of 12 pages.

Dated: October 19, 2010	KKR 1996 GP LLC
/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-fact for William J. Janetschek, Member

Dated: October 19, 2010	Henry R. Kravis
/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-Fact

Dated: October 19, 2010	George R. Roberts
/s/ Richard J. Kreider
	Name:	Richard J. Kreider,
	Title:	Attorney-in-Fact

Page 10 of 12 pages.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated October 1, 2009 (incorporated by reference to Amendment No. 1 to Schedule 13D filed October 13, 2009)

Exhibit 2	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 3	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 4	Letter dated June 30, 2010 between Zhone Technologies, Inc. and KKR-ZT L.L.C.

Page 11 of 12 pages.